

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 28, 2017

Joey Parsi
President
Giggles N' Hugs Inc.
3222 Galleria Way
Glendale, CA 91210

>   **Re: Giggles N' Hugs Inc.**
>   **Registration Statement on Form S-1**
>   **Filed September 1, 2017**
>   **File No. 333-220302**

Dear Mr. Parsi:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please disclose the total number of underlying shares of common stock to be offered as Rule 430A does not permit you to omit this information. For guidance, refer to Question 227.02 of the Securities Act Rules Compliance and Disclosure Interpretations.

Questions and Answers about the Rights Offering, page 12

Why are we conducting the rights offering, page 14

2. Please revise to disclose here, if true, that your auditors have expressed substantial doubt about your ability to continue as a going concern and that you estimate that your current funds on hand will be sufficient to continue operations through September 2017.

Exhibit Index, page 97

3. We note that many of the exhibit numbers in the Exhibit Index are inconsistent with the exhibits filed with your registration statement. For example, we note that the Exhibit Index identifies the Brand Ambassador Agreement as Exhibit 10.3. However, you have filed the agreement as Exhibit 10.4. There is a similar issue with the Subscription Agreement listed as Exhibit 10.4 in the Exhibit Index, and the auditor's consent is listed as Exhibit 23.1 but filed as Exhibit 21.1. Please revise for consistency. In addition, please re-organize your exhibit index so that the exhibits appear in sequential order and disclose what the symbol "**" denotes in your exhibit index.

Exhibit 10.4

4. Please file your Brand Ambassador Agreement in its entirety. In this regard, we note that you have only filed the first page of the agreement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3859 with any questions.

Sincerely,

John Dana Brown
Attorney-Advisor
Office of Transportation and Leisure

cc: Mark Abdou
       Libertas Law Group, Inc.